Mail Stop 4561

December 2, 2008

Scott W. Holmes
Chief Financial Officer
Healthcare Realty Trust Incorporated
3310 West End Avenue
Suite 700
Nashville, TN 37203

> **Re:** **Healthcare Realty Trust Incorporated**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2007**
> **Filed February 25, 2008**
> **File No. 001-11852**

Dear Mr. Holmes:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Kevin Woody
Branch Chief